SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: December 18, 2003

List of materials

Documents attached hereto:

i)	A press release announcing Bertelsmann AG and Sony Corporation’s agreement on music merger

BERTELSMANN AG AND SONY CORPORATION

AGREE ON MUSIC MERGER

New York / Guetersloh, December 12, 2003 – The international media and entertainment companies Bertelsmann AG and Sony Corporation today announced that they have signed a binding agreement to combine their recorded music businesses in a joint venture. The newly formed company, which will be known as Sony BMG, will be 50% owned by Bertelsmann and 50% owned by Sony Corporation of America. Sony BMG will be based in New York.

Sony BMG will combine the recorded music businesses of BMG and Sony Music Entertainment. It will not include the parent companies’ businesses in music publishing, physical distribution and manufacturing. Sony Corporation’s recorded music business in Japan, SMEJ, will also be excluded. The merger is subject to regulatory approvals in the United States and the European Union.

As announced on November 6, 2003 – with the signing of a Letter of Intent – both parties have agreed the Board of Directors of Sony BMG will be made up of an equal number of representatives from Sony and Bertelsmann. Rolf Schmidt-Holtz, currently Chairman and Chief Executive Officer of BMG, will serve as Chairman of the Board of Sony BMG. Andrew Lack, Chairman and Chief Executive Officer of Sony Music Entertainment, will be Chief Executive Officer of the new company.

Gunter Thielen, Chairman and CEO of Bertelsmann AG, said: “Our agreement with Sony to form a joint music company shows our strong commitment to the music business. For Bertelsmann, music remains key. We believe in the future of the music business. Sony and Bertelsmann share a vision that this agreement lays the ground work for a company that focuses on the core creative business.”

“This agreement represents a bold move to reinvent and revitalize the music business in the 21st century,” said Howard Stringer, Chairman and CEO, Sony Corporation of America. “It is a marriage of well-suited partners, who appreciate the different cultural, creative and business sensibilities around the world. We look forward to working with Gunter Thielen, Rolf Schmidt-Holtz and their colleagues at Bertelsmann AG and BMG, to create an environment where the global music audience can benefit and artistic expression can thrive.”

“I’m confident that the proposed merger will provide us with the opportunity to bring greater value to music consumers around the world, and enable us to more effectively meet the needs of our artists,” commented Andrew Lack, Chairman and CEO, Sony Music Entertainment. “I know I speak for everyone in the Sony Music family when I say how genuinely pleased I am to be working with Rolf Schmidt-Holtz, as well as the many talented professionals at BMG and its parent company.”

Rolf Schmidt-Holtz, Chairman and CEO of BMG, said: “This agreement assures our future and allows us to maintain what is most important to us: the key creative music centers of BMG and Sony Music in territories and countries around the world. Together we will work to face the challenges of our industry. And personally I look forward to working with our CEO Andy Lack and our new colleagues.”

For further questions, please contact:

Oliver Herrgesell	Keith Estabrook
Bertelsmann AG	Sony Music Entertainment
Phone: +49 - 5241 - 80-24 66	Phone: 001 - 212 - 833 4647
oliver.herrgesell@bertelsmann.com	Keith_Estabrook@SonyMusic.com

Patrick Reilly	Ann Morfogen
Bertelsmann Music Group	Sony Corporation of America
Phone: 001 - 212 - 930 4961	Phone: 001 - 212 - 833 6873
patrick.reilly@bmg.com	Ann_Morfogen@sonyusa.com

Liz Young

Bertelsmann Inc.

Phone: 001 - 212 - 782 1120

Liz.young@bertelsmann.com